Exhibit 99.1

Immatics Announces Full Year 2022 Financial Results
and Corporate Update

•	ACTengine® IMA203 TCR-T monotherapy against PRAME showed 50% confirmed objective response rate (cORR) at or above target dose in different solid cancers in an interim clinical update in Phase 1a and Phase 1b in October 2022

•	ACTengine® IMA203 TCR-T clinical data update on all three ongoing IMA203 Phase 1b cohorts (Cohort A: 1st-gen monotherapy, Cohort B: combination with a checkpoint inhibitor, Cohort C: 2nd-gen monotherapy), and identification of most promising cohort to advance towards pivotal trials is planned for 2H 2023; prioritization of patient treatment with 1st and 2nd-generation monotherapy

•	Expansion of cell therapy manufacturing capabilities with construction of an in-house GMP manufacturing facility for registration-directed and commercial production of ACTengine® TCR-T products expected to be operational in 2024

•	Phase 1 clinical trial for first TCR Bispecific candidate, TCER® IMA401 targeting MAGEA4/8 developed in collaboration with Bristol Myers Squibb commenced in May 2022; TCER® IMA402 targeting PRAME on track for CTA[1] submission in 2Q 2023

•	Strategic collaboration with Bristol Myers Squibb has been expanded in June 2022 to develop allogeneic and autologous cell therapy programs; Immatics received $80 million upfront payment and is eligible for milestone payments as well as tiered royalties

•	$110 million underwritten offering successfully completed in October 2022

•	Cash and cash equivalents as well as other financial assets amount to $386.3 million[2] (€362.2 million) as of December 31, 2022, and projects cash runway into 2025

Tuebingen, Germany and Houston, TX, March 22, 2023 – Immatics N.V. (NASDAQ: IMTX; “Immatics”), a clinical-stage biopharmaceutical company active in the discovery and development of T cell-redirecting cancer immunotherapies, today provided a business update and reported financial results for the quarter and full year ended December 31, 2022.

Harpreet Singh, Ph.D., CEO and Co-Founder of Immatics commented, “Our ACTengine® IMA203 clinical trial has gained significant traction over the past year with promising data for our

1 Clinical Trial Application (CTA) is the European equivalent of an Investigational New Drug (IND) application

2 All amounts translated using the exchange rate published by the European Central Bank in effect as of December 31, 2022 (1 EUR = 1,0666 USD).

Immatics Press Release March 22, 2023	1 | 13

monotherapy candidate targeting PRAME. As we continue demonstrating the potential of our first- and second-generation product candidates in patients, we have commenced establishing our in-house GMP cell therapy manufacturing facility in Houston, TX. This positions us to scale our cell therapies for registration-directed trials and commercial supply. In addition, we have significantly advanced our clinical TCR Bispecifics pipeline with one TCER® program targeting MAGEA4/8 now in the clinic and a second TCER® program targeting PRAME commencing clinical studies this year. We demonstrated our ability to execute and deliver on our goals in 2022 and look forward to continuing on this path in 2023.”

Full Year 2022 and Subsequent Company Progress

Adoptive Cell Therapy Programs

•	ACTengine® IMA203 (PRAME) – Immatics is investigating IMA203 TCR-T in a Phase 1b trial including three ongoing dose expansion cohorts. Immatics’ focus for 2023 is to advance its monotherapy product candidates, 1st-generation IMA203 TCR-T (Cohort A) and 2nd-generation IMA203CD8 TCR-T (Cohort C) in the last-line therapy setting. Data generated throughout 2023 with longer follow-up to assess durability of response is intended to identify the most promising cohort to advance towards pivotal trials and potential commercialization. The clinical data update on all three cohorts is planned for 2H 2023.

IMA203 TCR-T monotherapy (Cohort A):

o	In October 2022, Immatics provided an interim update on the ongoing IMA203 TCR-T monotherapy trial covering data from 27 patients in the completed Phase 1a dose escalation and the first 5 patients in the Phase 1b dose expansion trial.

o	Treatment with IMA203 continued to show a manageable tolerability profile in a heavily pre-treated patient population.

o	A confirmed objective response rate (cORR) of 50% (6/12) was observed at target dose or above across Phase 1a and Phase 1b.

o	Confirmed responses were observed in 4/5 (80%) patients in the Phase 1b trial alone with early signs of prolonged durability at 12 weeks of follow-up with all responses ongoing at data cut-off.

o	Manufacturing enhancements implemented in Phase 1b (including monocyte depletion) resulted in higher infused T cell doses and significantly higher T cell peak expansion and persistence.

o	Confirmed responses were observed across different solid tumor types: cutaneous melanoma, ovarian cancer, head and neck cancer, uveal melanoma, and synovial sarcoma.

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IMA203 TCR-T in combination with nivolumab (Cohort B):

o	In May 2022, the first patient was treated with IMA203 in combination with the PD-1 immune checkpoint inhibitor nivolumab at the provisional recommended Phase 2 dose (RP2D).

o	Immatics is currently prioritizing patient treatment with IMA203 and IMA203CD8 TCR-T monotherapy in a last-line therapy setting but is considering further investigation of a combination with nivolumab as a front-line therapy.

IMA203CD8 2nd-generation TCR-T monotherapy (Cohort C):

o	IMA203CD8 is Immatics’ 2nd-generation monotherapy product candidate directed against PRAME in which IMA203 engineered T cells are co-transduced with a CD8αβ co-receptor that engages functional CD4 and CD8 T cells.

o	The first patient was treated in August 2022. As IMA203CD8 is a novel product candidate under a new IND amendment, a staggered enrollment was implemented; the treatment of three patients at dose level 3 (DL3) has been completed. Patients are currently being treated at DL4a (up to 0.8x10[9] TCR-T cells/m2 body surface area).

•	Cell Therapy Manufacturing – Immatics is further enhancing its cell therapy manufacturing process and capabilities.

o	Immatics proprietary manufacturing process is designed to produce T cells within one week, followed by a recently implemented one-week quality control release testing (previously two weeks). This allows Immatics to shorten the turnaround time and to provide the cell therapy product candidate to patients faster.

o	Immatics is building a state-of-the-art 100,000 square foot research and commercial GMP manufacturing facility in the metropolitan area of Houston, Texas. The facility is intended to manufacture Immatics’ ACTengine® IMA203 products as well as other future autologous and allogeneic cell therapy product candidates for early-stage and registration-directed clinical trials as well as for initial commercial supply. The facility is designed for flexibility and can be expanded in a modular fashion. The GMP manufacturing facility is expected to be operational in 2024.

•	ACTengine® IMA201 (MAGEA4/8) – The Phase 1a dose escalation cohort at target dose is ongoing. Immatics plans to discontinue this program after treatment of the remaining patients already enrolled in the clinical trial in order to focus on its TCR Bispecific program TCER® IMA401 addressing the identical target peptide derived from MAGEA4/8 as IMA201.

•	ACTengine® IMA204 (COL6A3 exon 6) – Immatics and the University of Pennsylvania co-authored a research paper published in the peer-reviewed journal, Science Translational Medicine highlighting the identification of a novel proprietary HLA-A*02:01-presented target,

Immatics Press Release March 22, 2023	3 | 13

collagen type VI alpha-3 (COL6A3) using Immatics’ proprietary discovery platforms, XPRESIDENT® and XCEPTOR®. COL6A3 is expressed at high target density across multiple solid cancer indications and specific to the tumor stroma. Targeting tumor stroma provides an innovative therapeutic opportunity to disrupt the tumor microenvironment. The COL6A3-directed TCR-T candidate ACTengine® IMA204, developed by Immatics, was able to eliminate tumor cells at physiological target levels in in vitro studies and in vivo mouse models. The company has delayed the IND submission for IMA204 to consolidate its clinical resources on accelerating the clinical development of its PRAME-directed product candidates.

•	ACTallo® pipeline – In June 2022, Immatics entered into two strategic collaborations with the goal of developing transformative next-generation allogeneic gamma delta TCR-T/CAR-T programs with enhanced persistence, safety and potency, by combining Immatics’ proprietary ACTallo® platform with Bristol Myers Squibb’s next-generation technologies and Editas Medicine’s CRISPR gene editing technology.

o	Immatics entered into a new multi-program collaboration with Bristol Myers Squibb to develop allogeneic TCR-T/CAR-T programs using Immatics’ proprietary ACTallo® platform and Bristol Myers Squibb’s technologies. Immatics received $60 million upfront payment and is eligible for up to $700 million per program in milestone payments as well as tiered royalties. Immatics may also develop its own ACTallo®-based programs outside of the collaboration.

o	The strategic research collaboration and licensing agreement with Editas Medicine, Inc., combines Immatics’ ACTallo® platform with Editas Medicine’s CRISPR gene editing technology.

Autologous TCR-T pipeline

•	Immatics and Bristol Myers Squibb expanded their autologous T cell receptor-based therapy (TCR-T) collaboration signed in 2019 by including one additional TCR-T target discovered by Immatics. Immatics received an upfront payment of $20 million and is eligible for milestone payments as well as royalties.

•	In October 2022, GSK provided Immatics with notice of its decision to terminate their collaboration. Initially announced on February 20, 2020, the terms of the agreement included a €45 million (~$50 million) upfront payment to Immatics and the potential for additional milestone and royalty payments in return for access to two of Immatics’ TCR-T programs. As communicated to Immatics, GSK’s decision was made unrelated to the programs and the progress achieved in the collaboration to date. The termination was effective on December 26, 2022. GSK transferred the rights for both TCR-T programs back to Immatics.

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TCR Bispecifics Programs

Immatics’ TCER® candidates are next-generation, half-life extended TCR Bispecific molecules designed to maximize efficacy while minimizing toxicities in patients through its proprietary format using a low-affinity T cell recruiter and a high-affinity TCR domain.

•	TCER® IMA401 (MAGEA4/8) – Immatics initiated a Phase 1 trial in May, to evaluate safety, tolerability and initial anti-tumor activity of its T cell engaging receptor (TCER®) IMA401 for patients with recurrent and/or refractory solid tumors. IMA401 is being developed in collaboration with Bristol Myers Squibb.

•	TCER® IMA402 (PRAME) – A comprehensive preclinical data set was presented at the European Society for Medical Oncology (ESMO) congress in September 2022. The TCER® candidate IMA402 showed potent and selective activity against PRAME-positive tumor cell lines in vitro, high anti-tumor activity in in vivo mouse models, low target-independent T cell engager-associated cytokine release and favorable pharmacodynamic characteristics. The submission of the CTA[1] application for the Phase 1/2 trial is on track for 2Q 2023. Immatics plans to start the trial in 2H 2023 with a flexible dose escalation scheme for accelerated clinical development.

•	TCER® IMA403 and TCER® IMA40x – Immatics continues to develop several innovative preclinical TCER® product candidates against so far undisclosed targets for their proprietary and/or partnered pipeline. IMA403 is in advanced preclinical development with proof-of-concept studies ongoing. Additionally, TCER® engineering and preclinical testing is ongoing for further TCER® candidates, IMA40x, targeting peptides presented by HLA-A*02:01 and other HLA-types.

Corporate Development

•	Immatics successfully completed an underwritten public offering in October 2022, raising approximately $110 million before deducting underwriting discount and offering expenses. The offering included participation from investors including Armistice Capital Master Fund Ltd., Dellora Investments, EcoR1 Capital, Nantahala Capital, Perceptive Advisors, Rock Springs Capital, RTW Investments, LP, Samsara BioCapital, SilverArc Capital, Sofinnova Investments, Wellington Management, 683 Capital and other specialist biotech investors.

•	Pursuant to Dievini Hopp Biotech Holding’s rights under the business combination in 2020, dievini has designated Mathias Hothum, Ph.D., for election as a director at the 2023 annual general meeting of the shareholders in June 2023, as successor to Friedrich von Bohlen und Halbach, Ph.D. Dr. Hothum has been the Managing Director of dievini Hopp Biotech Holding, which manages the life science activities and investments of Dietmar Hopp and his family. He is also the Managing Director of several investment and consulting companies. Dr. Hothum holds a Ph.D. in Pharmaceutical Economics and Medical Sociology from the University of Magdeburg, Germany.

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Full Year 2022 Financial Results

Cash Position: Cash and cash equivalents as well as other financial assets total €362.2 million ($386.3 million2) as of December 31, 2022 compared to €145.1 million ($154.8 million2) as of December 31, 2021. The increase is mainly due to our public offering and upfront payments for collaborations, partly offset by our ongoing research and development activities. The Company projects a cash runway into 2025.

Revenue: Total revenue, consisting of revenue from collaboration agreements, was €172.8 million ($184.3 million2) for the year ended December 31, 2022, compared to €34.8 million ($37.1 million2) for the year ended December 31, 2021.

Research and Development Expenses: R&D expenses were €106.8 million ($113.9 million2) for the year ended December 31, 2022, compared to €87.6 million ($93.4 million2) for the year ended December 31, 2021. The increase mainly resulted from higher costs associated with the advancement of the clinical and pre-IND pipeline of ACTengine® and TCER® candidates.

General and Administrative Expenses: G&A expenses were €36.1 million ($38.5 million2) for the year ended December 31, 2022, compared to €33.8 million ($36.1 million2) for the year ended December 31, 2021.

Net Profit and Loss: Net profit was €37.5 million ($40.0 million2) for the year ended December 31, 2022, compared to a net loss of €93.3 million ($99.5 million2) for the year ended December 31, 2021. The improvement resulted mainly from the one-time license fee income in connection with the IMA401 collaboration with Bristol Myers Squibb, as well as the recognition of remaining deferred revenue in connection with the termination of the GSK collaboration.

Full financial statements can be found in the Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) and published on the SEC website under www.sec.gov.

2 All amounts translated using the exchange rate published by the European Central Bank in effect as of December 31, 2022 (1 EUR = 1,0666 USD).

Upcoming Investor Conferences

Kempen Life Sciences Conference, Amsterdam – April 25-26, 2023

Bank of America Health Care Conference, Las Vegas (NV) – May 9-11, 2023

Jefferies Global Healthcare Conference, New York (NY) – June 7-9, 2023

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To see the full list of events and presentations, visit www.investors.immatics.com/events-presentations.

About Immatics

Immatics combines the discovery of true targets for cancer immunotherapies with the development of the right T cell receptors with the goal of enabling a robust and specific T cell response against these targets. This deep know-how is the foundation for our pipeline of Adoptive Cell Therapies and TCR Bispecifics as well as our partnerships with global leaders in the pharmaceutical industry. We are committed to delivering the power of T cells and to unlocking new avenues for patients in their fight against cancer.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on Twitter, Instagram and LinkedIn.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Immatics’ future financial or operating performance. For example, statements concerning the timing of product candidates and Immatics’ focus on partnerships to advance its strategy are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in filings with the SEC. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Immatics undertakes no duty to update these forward-looking statements.

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For more information, please contact:

Media and Investor Relations Contact
Jacob Verghese or Eva Mulder
Trophic Communications
Phone: +49 151 7441 6179
immatics@trophic.eu

Immatics N.V.
Anja Heuer	Jordan Silverstein
Senior Director Corporate Communications	Head of Strategy
Phone: +49 89 540415-606	Phone: +1 281 810 7545
media@immatics.com	InvestorRelations@immatics.com

Immatics Press Release March 22, 2023	8 | 13

Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Profit/(Loss) of Immatics N.V.

	Year ended December 31,
	2022	2021	2020
	(Euros in thousands, except share and per share data)
Revenue from collaboration agreements	172,831	34,763	31,253
Research and development expenses	(106,779)	(87,574)	(67,085)
General and administrative expenses	(36,124)	(33,808)	(34,186)
Other income	26	325	303
Operating result	29,954	(86,294)	(69,715)
Change in fair value of liabilities for warrants	10,945	(10,990)	17,775
Share listing expense	—	—	(152,787)
Other financial income	9,416	5,675	2,949
Other financial expenses	(8,279)	(1,726)	(10,063)
Financial result	12,082	(7,041)	(142,126)
Profit/(loss) before taxes	42,036	(93,335)	(211,841)
Taxes on income	(4,552)	—	—
Net profit/(loss)	37,514	(93,335)	(211,841)
Attributable to:
Equity holders of the parent	37,514	(93,335)	(211,284)
Non-controlling interest		—	(557)
Net profit/(loss) per share:
Basic	0.56	(1.48)	(4.40)
Diluted	0.55	(1.48)	(4.40)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Comprehensive Income/(Loss) of Immatics N.V.

	Year ended December 31,
	2022	2021	2020
	(Euros in thousands)
Net profit/(loss)	37,514	(93,335)	(211,841)
Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss
Currency translation differences from foreign operations	2,464	3,514	(6,689)
Total comprehensive income/(loss) for the year	39,978	(89,821)	(218,530)
Attributable to:
Equity holders of the parent	39,978	(89,821)	(217,973)
Non-controlling interest	—	—	(557)

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Financial Position of Immatics N.V.

	As of
	December 31, 2022	December 31, 2021
	(Euros in thousands)
Assets
Current assets
Cash and cash equivalents	148,519	132,994
Other financial assets	213,686	12,123
Accounts receivables	1,111	682
Other current assets	13,838	6,408
Total current assets	377,154	152,207
Non-current assets
Property, plant and equipment	13,456	10,506
Intangible assets	1,632	1,315
Right-of-use assets	13,033	9,982
Other non-current assets	2,545	636
Total non-current assets	30,666	22,439
Total assets	407,820	174,646
Liabilities and shareholders’ equity
Current liabilities
Accounts payables	13,056	11,624
Deferred revenue	64,957	50,402
Liabilities for warrants	16,914	27,859
Lease liabilities	2,159	2,711
Other current liabilities	9,366	2,552
Total current liabilities	106,242	95,148
Non-current liabilities
Deferred revenue	75,759	48,225
Lease liabilities	12,403	7,142
Other non-current liabilities	42	68
Total non-current liabilities	88,204	55,435
Shareholders’ equity
Share capital	767	629
Share premium	714,177	565,192
Accumulated deficit	(500,299)	(537,813)
Other reserves	(1,481)	(3,945)
Total shareholders’ equity	213,164	24,063
Total liabilities and shareholders’ equity	407,820	174,646

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Cash Flows of Immatics N.V.

	Year ended December 31,
	2022	2021	2020
	(Euros in thousands)
Cash flows from operating activities
Net profit/(loss)	37,514	(93,335)	(211,841)
Taxes on income	4,522	—	—
Profit/(loss) before tax	42,340	(93,335)	(211,841)
Adjustments for:
Interest income	(2,476)	(133)	(850)
Depreciation and amortization	6,967	5,260	4,424
Interest expenses	1,038	566	289
Share listing expense	—	—	152,787
Equity settled share-based payment	22,570	26,403	22,908
MD Anderson compensation expense	—	—	45
(Decrease) Increase in other liabilities resulting from share appreciation rights	—	—	(2,036)
Payment related to share-based compensation awards previously classified as equity-settled	—	—	(4,322)
Net foreign exchange differences and expected credit losses	2,953	(2,408)	437
Change in fair value of liabilities for warrants	(10,945)	10,990	(17,775)
Changes in:
(Increase)/decrease in accounts receivables	(429)	569	(294)
(Increase) in other assets	(7,872)	(483)	(1,600)
Increase/(decrease) in deferred revenue, accounts payables and other liabilities	45,559	(31,784)	(23,387)
Interest received	1,649	175	808
Interest paid	(695)	(566)	(289)
Income tax paid	(224)	—	—
Net cash provided by/(used in) operating activities	100,131	(84,746)	(80,696)
Cash flows from investing activities
Payments for property, plant and equipment	(5,738)	(5,106)	(7,420)
Payments for investments classified in Other financial assets	(216,323)	(11,298)	(58,087)
Proceeds from maturity of investments classified in Other financial assets	12,695	24,448	49,662
Payments for intangible assets	(477)	(551)	(104)
Proceeds from disposal of property, plant and equipment	52	—	—
Net cash (used in)/provided by investing activities	(209,791)	7,493	(15,949)
Cash flows from financing activities
Proceeds from issuance of shares to equity holders	134,484	94	217,918
Transaction costs deducted from equity	(7,931)	—	(7,939)
Repayment of lease liabilities	(2,843)	(2,707)	(2,096)
Net cash provided by/(used in) financing activities	123,710	(2,613)	207,883
Net increase/(decrease) in cash and cash equivalents	14,050	(79,866)	111,238
Cash and cash equivalents at beginning of the year	132,994	207,530	103,353
Effects of exchange rate changes on cash and cash equivalents and expected credit losses	1,475	5,330	(7,061)
Cash and cash equivalents at end of the year	148,519	132,994	207,530

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Immatics N.V. and subsidiaries

Condensed Consolidated Statement of Changes in Shareholders’ equity (deficit) of Immatics N.V.

(Euros in thousands)	Share capital	Share premium	Accumulated deficit	Other reserves	Total equity (deficit) attributable to shareholders of the parent	Non- controlling interest	Total share- holders’ equity (deficit)
Balance as of January 1, 2020	1,164	190,945	(233,194)	(770)	(41,855)	1,020	(40,835)
Other comprehensive loss	—	—	—	(6,689)	(6,689)	—	(6,689)
Net loss	—	—	(211,284)	—	(211,284)	(557)	(211,841)
Comprehensive loss for the year	—	—	(211,284)	(6,689)	(217,973)	(557)	(218,530)
Reorganization	(833)	833	—	—	—	—	—
Issue of share capital
MD Anderson Share Exchange	7	501	—	—	508	(508)	—
PIPE Financing, net of transaction costs	104	89,973	—	—	90,077	—	90,077
ARYA Merger, net of transaction costs	180	237,864	—	—	238,044	—	238,044
SAR conversion	7	(7)	—	—	—	—	—
Total issuance of share capital	298	328,331	—	—	328,629	(508)	328,121
Equity-settled share-based compensation	—	22,908	—	—	22,908	—	22,908
Payments related to share-based compensation awards previously classified as equity-settled	—	(4,322)	—	—	(4,322)	—	(4,322)
MD Anderson milestone compensation expense	—	—	—	—	—	45	45
Balance as of December 31, 2020	629	538,695	(444,478)	(7,459)	87,387	—	87,387
Balance as of January 1, 2021	629	538,695	(444,478)	(7,459)	87,387	—	87,387
Other comprehensive income	—	—	—	3,514	3,514	—	3,514
Net loss	—	—	(93,335)	—	(93,335)	—	(93,335)
Comprehensive loss for the year	—	—	(93,335)	3,514	(89,821)	—	(89,821)
Equity-settled share-based compensation	—	26,403	—	—	26,403	—	26,403
Share options exercised	—	94	—	—	94	—	94
Balance as of December 31, 2021	629	565,192	(537,813)	(3,945)	24,063	—	24,063

Balance as of January 1, 2022	629	565,192	(537,813)	(3,945)	24,063	—	24,063
Other comprehensive income	—	—	—	2,464	2,464	—	2,464
Net profit	—	—	37,514	—	37,514	—	37,514
Comprehensive income for the year	—	—	37,514	2,464	39,978	—	39,978
Equity-settled share-based compensation	—	22,570	—	—	22,570	—	22,570
Share options exercised	—	311	—	—	311	—	311
Issue of share capital – net of transaction costs	138	126,104	—	—	126,242	—	126,242
Balance as of December 31, 2022	767	714,177	(500,299)	(1,481)	213,164	—	213,164

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